UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER

PURSUANT TO RULE 13a-16 OR 15d-16 OF

THE SECURITIES EXCHANGE ACT OF 1934

For the month of February 2015

Commission File Number: 001-36737

NEURODERM LTD.

(Translation of Registrant’s name into English)

NeuroDerm Ltd.

Ruhrberg Science Building

3 Pekeris St.

Rehovot 7670212, Israel

+972 (8) 946-2729l

(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F ☒      Form 40-F ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): ☐

Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): ☐

CONTENTS

On February 23, 2015, NeuroDerm Ltd. (“NeuroDerm” or the “Company”) held an Extraordinary General Meeting of Shareholders (the “Extraordinary Meeting”). Both proposals submitted by NeuroDerm’s Board of Directors (the “Board”) to the Company’s shareholders, which were described at greater length in the notice and proxy statement with respect to the Extraordinary Meeting (which was annexed as Exhibit 99.1 to the Company’s Report of Foreign Private Issuer on Form 6-K furnished to the Securities and Exchange Commission on January 28, 2015) (the “Proxy Statement”), were approved at the Extraordinary Meeting, including:

(1)	Ratification of the election of each of (a) Ms. Alla Felder and (b) Mr. Jonathan Kalman as an external director of the Company, subject to, and in accordance with, the provisions of the Israeli Companies Law, 5759-1999 (the “Companies Law”).

(2)	Approval of a compensation policy for the Company’s executives and directors, in accordance with the requirements of the Companies Law.

The description of each of the above proposals that were approved by the Company’s shareholders, as set forth in the Proxy Statement, is incorporated by reference herein.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report on Form 6-K to be signed on its behalf by the undersigned, thereunto duly authorized.

NEURODERM LTD.

By:	/s/ Roy Golan
Name: Title:	Roy Golan V.P. Finance

Dated: February 24, 2015